Mail Stop 4561

February 12, 2009

Thomas L. Redding
Chief Financial and Accounting Officer
Henry County Bancshares, Inc.
4806 N. Henry Boulevard
Stockbridge, Georgia 30281

        Re: Henry County Bancshares, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2007
                Form 10-Q for Fiscal Period Ended September 30, 2008
                File No. 000-49789

Dear Mr. Redding:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2007 and your Form 10-Q for Fiscal Period Ended September 30, 2008 and have no further comments at this time.

                      Sincerely,

                      Kevin W. Vaughn
                      Branch Chief